UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*


Greystone Logistics, Inc
(Name of Issuer)

Common stock, $0.0001 par value
(Title of Class of Securities)

39807A100
(CUSIP Number)

January 1, 2019
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]  Rule 13d-1(b)
    [X]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 39807A100    	SCHEDULE 13G	Page 2 of 6


1	Names of Reporting Persons

	Topline Capital Partners, LP

2	Check the Appropriate Box if a Member of a Group
				(a)	[ ]
	(See instructions)	(b)	[X]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		Delaware

			5	Sole Voting Power

				2,833,926 shares

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY		0
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				2,833,926 shares

			8	Shared Dispositive Power

				0

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	2,833,926 shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	9.9%

12	Type of Reporting Person (See Instructions)

	IV, Reporting Person is a private investment company


CUSIP No. 39807A100	        SCHEDULE 13G	Page 3 of 6


Item 1(a).	Name of Issuer.

	Greystone Logistics, Inc

Item 1(b).	Address of Issuer's Principal Executive Offices.

	1613 E. 15th St, Tulsa, OK 74120

Item 2(a).	Name of Person Filing.

	Topline Capital Partners, LP

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	2913 3rd Street, Unit 201, Santa Monica, CA 90405

Item 2(c).	Citizenship.

	Topline Capital Partners, LP is a Delaware limited partnership

Item 2(d).	Title of Class of Securities.

	Common stock, $0.0001 par value

Item 2(e).	CUSIP Number.

	39807A100

Item 3.	If this statement is filed pursuant to 240.13d-
1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


CUSIP No. 39807A100	       SCHEDULE 13G	Page 4 of 6


(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [ ] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] A non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J);

(K)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______

Item 4.	Ownership.

	Reference is hereby made to Items 5-9 and 11 of page two
(2) of this Schedule 13G, which Items are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a
Class.

	Not applicable.

CUSIP No. 39807A100	       SCHEDULE 13G	Page 5 of 6


Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Not applicable.

Item 7.	Identification and Classification of the
Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

	Not applicable.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below, Collin McBirney certifies that, to the best of his knowledge and belief, the securities referred to above on page two (2) of this Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



CUSIP No. 39807A100   	SCHEDULE 13G	Page 6 of 6


Signature


	After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:	March 14, 2019

	Topline Capital Partners, LP


	/s/ Collin McBirney
	________________________
	By:    	Collin McBirney
	its:	Manager of General Partner,
		Topline Capital Management, LLC


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)